

Mail Stop 7010

June 29, 2006

Mr. Stephen J. Ruzika
Chief Executive Officer and President
Devcon International Corp.
595 South Federal Highway, Suite 500
Boca Raton, FL 33432

      RE: Devcon International Corp.
            Form 8-K Item 4.01
            Filed June 28, 2006
            File # 000-07152

Dear Mr. Ruzika:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that you terminated KPMG as your accountants. Amend your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. In light of your material weaknesses disclosures, provide us with any letter or written communication to and from the former accountants regarding the material weaknesses in internal control over financial reporting, to management or the Audit Committee.

3. Also provide us with a schedule of your fiscal year end 2005 fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate. Provide a similar schedule for your quarter ended March 31, 2006.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant